Q1 2023 Results & Business Update May 4, 2023

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the expectations regarding Monjuvi's ability to treat patients with relapsed or refractory diffuse large B-cell lymphoma, the further clinical development of tafasitamab, including ongoing confirmatory trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings and possible additional approvals for tafasitamab as well as the commercial performance of Monjuvi. The words "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "predict", "project", "would", "could", "potential", "possible", "hope" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are MorphoSys' expectations regarding risks and uncertainties related to the impact of the COVID-19 pandemic to MorphoSys' business, operations, strategy, goals and anticipated milestones, including its ongoing and planned research activities, ability to conduct ongoing and planned clinical trials, clinical supply of current or future drug candidates, commercial supply of current or future approved products, and launching, marketing and selling current or future approved products, the global collaboration and license agreement for tafasitamab, the further clinical development of tafasitamab, including ongoing confirmatory trials, and MorphoSys' ability to obtain and maintain requisite regulatory approvals and to enroll patients in its planned clinical trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings and possible additional approvals for tafasitamab as well as the commercial performance of Monjuvi, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation. The compounds discussed in this slide presentation are investigational products being developed by MorphoSys and its partners and are not currently approved by the U.S. Food and Drug Administration (FDA), European Medicines Agency (EMA) or any other regulatory authority (except for tafasitamab/Monjuvi® and tafasitamab/Minjuvi®). There is no guarantee any investigational product will be approved by regulatory authorities. Monjuvi® and Minjuvi® are registered trademarks of MorphoSys AG. Forward-Looking Statements 2© MorphoSys – Q1 2023 Results

3 Q&A Jean-Paul Kress, Tim Demuth, Joe Horvat (General Manager, U.S.) Financial Results & Guidance Julia Neugebauer, Ph.D., Vice President, Head of Investor Relations Development Update Tim Demuth, M.D., Ph.D., Chief Research & Development Officer (CR&DO) 04 03 01 Agenda 02 Q1 2023 Highlights & Outlook Jean-Paul Kress, M.D., Chief Executive Officer (CEO) © MorphoSys – Q1 2023 Results

Jean-Paul Kress, M.D. CEO Q1 2023 Highlights & Outlook 01 © MorphoSys – Q1 2023 Results

5© MorphoSys – Q1 2023 Results Phase 3 MANIFEST-2 Study of Pelabresib in First-Line Myelofibrosis Fully Enrolled Topline Data Available by End of 2023, Several Months Earlier Than Anticipated END OF 2023

Pelabresib is a Potential Best- and First-in-Class, Foundational First-Line Myelofibrosis Treatment

AVAILABLE TREATMENTS

Don't Address All Four Hallmarks

Only ~50% of patients achieve adequate control and responses are limited in duration


1
Constitutional Symptoms
2
Anemia & Transfusion Dependence
3
Spleen Volume
4
Bone Marrow Fibrosis

PELABRESIB + RUXOLITINIB

Phase 2 Data Suggest Potential to Improve Standard of Care

- Synergistic effects between BET inhibition and JAK inhibition
- SVR35 week 24: 68%
TSS50 week 24: 56%
- Prolonged improvement in SVR35 and TSS50 at 40 and 60 weeks
- Changes in biomarkers suggest disease-modifying effect

Mascarenhas J, et al. ASH 2022. Abstract 238. | Kleppe M, et al. Cancer Cell 2018;33:29–43.e7

© MorphoSys – Q1 2023 Results

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Monjuvi® Serves Critical DLBCL Patient Needs in Second-Line Setting, with Potential to Expand into First-Line

Only FDA-approved, out-patient, in-practice immunotherapy for 2L+ adult NTE DLBCL in combination with lenalidomide

Q1 2023 U.S. SALES

$20.8M


+11%
YoY
+13% demand

NEW 5-YEAR EFFICACY & SAFETY 2L+ ANALYSIS

40%

of patients who received regimen were alive at five years*

PHASE 3 frontMIND TRIAL IN 1L ENROLLED

880+

Patients randomized

H2 2025

Topline data available

Monjuvi® (tafasitamab-cxix) is approved under accelerated approval by the U.S. FDA in combination with lenalidomide for the treatment of adult patients with relapsed or refractory DLBCL not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for ASCT based on the one-year primary analysis of the Phase 2 L-MIND study; The data for the five-year analysis of the L-MIND study have not yet been submitted to, or reviewed by, the FDA; DLBCL: diffuse large B-cell lymphoma
*Duell J, et al. AACR 2023. Abstract 9810; Based on Kaplan-Meier estimate

© MorphoSys – Q1 2023 Results 7
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Rich Set of Pivotal Catalysts Through 2025

MORPHOSYS PIVOTAL STUDIES

ASSET	DISEASE AREA	STATUS
Pelabresib (MANIFEST-2)	1L Myelofibrosis	Topline data available by end of 2023
Tafasitamab (frontMIND)	1L DLBCL	Topline data available in H2 2025
Tafasitamab (inMIND)	r/r FL / MZL	Topline data available in 2024

DLBCL: diffuse large B-cell lymphoma.
r/r FL / MZL: relapsed/refractory Follicular Lymphoma or Marginal Zone Lymphoma

PARTNER PIVOTAL STUDIES

ASSET	DISEASE AREA	STATUS
Ianalumab (Novartis)	Sjögren's Syndrome Lupus Nephritis and other autoimmune diseases	Development program with several ongoing Phase 3 studies
Abelacimab (Anthos Therapeutics)	Venous Thromboembolism Prevention	Development program with three ongoing Phase 3 studies
Setrusumab (Ultragenyx / Mereo BioPharma)	Osteogenesis Imperfecta	Pivotal Phase 2/3 ongoing clinical study

© MorphoSys – Q1 2023 Results 8

Tim Demuth, M.D., Ph.D. CR&DO Development Update 02 © MorphoSys – Q1 2023 Results

Phase 3 MANIFEST-2 Study Investigating Pelabresib Plus Ruxolitinib as a First-Line Myelofibrosis Treatment

More than 400 JAK-inhibitor-naïve patients were randomized in the MANIFEST-2 study

STUDY POPULATION	DESIGN/SIZE	TREATMENT ARM/COHORT	ENDPOINTS
JAK-inhibitor-naïve myelofibrosis patients →	Double-Blind Randomization N=400 →	Pelabresib + Ruxolitinib Placebo + Ruxolitinib	Primary: SVR35 at 24 weeks Key Secondary: TSS50 at 24 weeks

Topline data from MANIFEST-2 study expected by the end of 2023

© MorphoSys – Q1 2023 Results 10

Longer-Term Data Suggest Deep and Durable Improvements in Spleen Volume and Symptom Score with Pelabresib plus Ruxolitinib Phase 2 MANIFEST trial results in JAK inhibitor-naïve patients presented at ASH 2022 11 SPLEEN VOLUME CHANGE OVER TIME TOTAL SYMPTOM SCORE CHANGE OVER TIME The most common hematologic adverse events (AE) were thrombocytopenia (55%, grade ≥3: 18%) and anemia (43%, grade ≥3: 34%). The most common nonhematologic AEs of any grade were diarrhea (43%), respiratory tract infection (41%), asthenic conditions (38%), musculoskeletal pain (32%), constipation (30%), nausea (29%), dizziness (27%) and abdominal pain (26%) Mascarenhas J, et al. ASH 2022. Abstract 238. © MorphoSys – Q1 2023 Results 0 12 24 36 48 60 84 Week N 82 79 71 64 57 -100 -50 0 50 100 150 200 % C h a n g e F ro m B a se lin e Mean N 77 73 67 63 55 53 20 10 0 -10 -20 -30 -40 -50 -70 -60 -80 -90 -100 0 12 Weeks24 36 48 60 72 M e a n % C h a n g e f ro m B a s e lin e (S D )

Exploratory Biomarker Analysis from the MANIFEST Trial Suggests Potential Disease-Modifying Effect of Pelabresib plus Ruxolitinib

Spleen response is associated with improvements in bone marrow morphology and reduction in JAK2 V617F allele frequency

MEGAKARYOCYTE DECLUSTERING IN SVR35 RESPONDERS



Patient A
Patient B
Baseline
Week 24, C9D1

38% OF PATIENTS REACHED ≥20% REDUCTION IN JAK2 V617F VAF



JAK2 V617F Allele Fraction % Change
50
40
30
20
10
0
-10
-20
-30
-40
-50
-60
TSS50
HemoResp
BMF
SVR35
Yes
No
TSS50
NA
No
Yes
BMF grade improved
NA
Nonimproved
Improved
Hemoglobin improved
NA
Nonimproved
Improved

Scandura J, et al. ASH 2022. Abstract 630.

© MorphoSys – Q1 2023 Results

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Long-Term Data Suggest Curative Potential of Tafasitamab in Patients with Relapsed or Refractory DLBCL

Five-Year Results of Phase 2 L-MIND Study Showed Prolonged, Durable Responses



Probability of OS, %
100
75
50
25
0
0
6
12
18
24
30
36
42
48
54
60
66
72
78
Time in months
Key
mFU, months [95% CI]
Overall 45.6 [22.9, 57.6]
1 pLoT 57.6 [26.5, 60.7]
≥2 pLoT 33.9 [10.9, 46.8]

Analysis	Primary 30 Nov 2018	3-year 30 Oct 2020	5-year final: 14 Nov 2022 Overall	1 pLoT	≥2 pLoT
mOS, months [95% CI]	NR [18.3, NR]	33.5 [18.3, NR]	**33.5** [18.3, NR]	**NR** [24.6, NR]	**15.5** [8.6, 45.5]

Number at risk:

Overall	80	64	54	45	41	37	33	32	29	28	21	15	9	1
1 pLoT	40	36	32	28	25	22	21	20	18	18	14	11	7	1
≥2 pLoT	40	28	22	17	16	15	12	12	11	10	7	4	2	0

40% of patients who received regimen were alive at five years*

*Duell J, et al. AACR 2023. Abstract 9810; Based on Kaplan-Meier estimate

mFU, median follow-up; mOS, median OS; NR, not reached; OS, overall survival; pLoT, prior line of therapy.

The most common adverse events with combination therapy were neutropenia (incidence per person per year, all-grade/grade ≥3: 3.79/2.09) and thrombocytopenia (1.52/0.52), which declined after patients switched to monotherapy (all-grade/grade ≥3: 1.09/0.70 and 0.17/0.06, respectively, in the first two years of monotherapy). Neutropenia and diarrhea were the most common adverse events in the first two years of monotherapy.

© MorphoSys – Q1 2023 Results

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ASCO 2023 Data Underscore Strong Long-Term Potential of Pipeline

Presentations feature new data on pelabresib in essential thrombocythemia and tulmimetostat in a broad array of advanced tumors

STUDY	SESSION TYPE	ABSTRACT TITLE
PELABRESIB		
Phase 2 MANIFEST Arm 4 (essential thrombocythemia)	Poster Discussion	Pelabresib (CPI-0610) Monotherapy in High-Risk Essential Thrombocythemia Refractory or Intolerant to Hydroxyurea: Preliminary Results from MANIFEST Study
TULMIMETOSTAT		
Phase 2	Poster	EZH2/EZH1 Inhibitor Tulmimetostat (CPI-0209) in Patients with Advanced Solid Tumors or Hematologic Malignancies: Preliminary Phase 2 results

© MorphoSys – Q1 2023 Results

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04 Financial Results & Guidance Julia Neugebauer, Ph.D. Vice President, Head of Investor Relations © MorphoSys – Q1 2023 Results

Monjuvi® U.S. Product Sales and Minjuvi® Royalty Revenue


USD IN MILLION
0.1
0.7
0.7
0.7
0.9
0.7
0.8
18.0
22.0
23.6
18.7
23.3
22.2
25.3
20.8
Q2 '21
Q3 '21
Q4 '21
Q1 '22
Q2 '22
Q3'22
Q4'22
Q1'23
Royalties from ex-U.S. Sales of Minjuvi
U.S. Monjuvi Product Sales

© MorphoSys – Q1 2023 Results
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On March , , MorphoSys’ liquidity position amounted to € 79 . million (December , : € 9 7. million) Q1 2023: Profit or Loss Statement 17 In € million Q1 2023 Q1 2022 Δ Revenues 62.3 41.5 50% Product Sales 19.4 16.6 17% Royalties 21.6 19.0 14% Licenses, Milestones and Other 21.3 5.8 >100% Cost of Sales (21.0) (7.9) >100% Gross Profit 41.3 33.6 23% R&D Expenses (83.1) (65.0) 28% Selling Expenses (16.9) (21.9) (23)% G&A Expenses (10.9) (14.6) (25)% Total Operating Expenses (110.8) (101.5) 9% Operating Profit / (Loss) (69.5) (68.0) 2% Consolidated Net Profit / (Net Loss) (44.4) (122.7) (64)% Earnings per Share, basic and diluted (in €) (1.30) (3.59) (64)% © MorphoSys – Q1 2023 Results

Financial Guidance Full-Year 2023 18 Monjuvi U.S. Net Product Sales US$ 80m – 95m Gross Margin for Monjuvi U.S. Net Product Sales 75% – 80% R&D Expenses € 29 m – 315m SG&A Expenses € 14 m – 155m © MorphoSys – Q1 2023 Results

Q&A Tim Demuth, M.D., Ph.D., CR&DO 05 Jean-Paul Kress, M.D., CEO Joe Horvat General Manager, U.S. © MorphoSys – Q1 2023 Results

Thank you! www.morphosys.com © MorphoSys – Q1 2023 Results

Best-In-Class Mid- to Late-Stage Oncology Pipeline

ASSET	PARTNER	TARGET	DISEASE AREA	PHASE 1	PHASE 2	PHASE 3	MARKET
Tafasitamab	Incyte	CD19	r/r DLBCL				MONJUVI® tafasitamab-cxix | 200mg
			1L DLBCL (frontMIND)				
			r/r FL/MZL (inMIND)				
			r/r DLBCL (with TTI-622)*				
Pelabresib		BET	1L Myelofibrosis (MANIFEST-2)				
			1L/2L Myelofibrosis (MANIFEST)				
Tulmimetostat (CPI-0209)		EZH2	Solid tumors/Lymphomas				

Monjuvi® (tafasitamab-cxix) is approved under accelerated approval by the U.S. FDA in combination with lenalidomide for the treatment of adult patients with relapsed or refractory]DLBCL not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for ASCT; r/r DLBCL: relapsed/refractory diffuse large B-cell lymphoma. r/r FL / MZL: relapsed/refractory Follicular Lymphoma or Marginal Zone Lymphoma
*Trial sponsored by Pfizer

© MorphoSys – Q1 2023 Results

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1Q 2023 Income Statement w/o Incyte 50/50 U.S. Profit Share and Transfers to Royalty Pharma

Euros in millions

differences due to rounding

	A IFRS Q1 2023	B Incyte Collaboration	C Royalty Pharma	A - B - C
Revenues	**62,3**	**9,7**	**20,9**	**31,8**
Monjuvi US product sales	19,4	9,7 [1]		9,7
Royalties	21,6		20,9 [5]	0,7
Other	21,3			21,3
Cost of Sales	**(20,9)**	**(1,8)**	**—**	**(19,1)**
Cost of Sales US Monjuvi product sales	(3,1)	(1,8) [2]		(1,3)
Other	(17,8)			(17,8)
Gross Profit	**41,4**	**7,9**	**20,9**	**12,6**
Gross Margin	*66,5%*			*39,7%*
Total Operating Expenses:	**(110,8)**	**(6,3)**	**—**	**(104,6)**
Research and Development	(83,1)			(83,1)
Selling	(16,9)	(6,3) [3]		(10,6)
General and Administrative	(10,9)			(10,9)
Impairment of Goodwill	-			—
Operating Profit/(Loss)	**(69,4)**	**1,7**	**20,9**	**(91,9)**
Operating Margin	*-111,4%*			*-289,4%*
Other Income	2,1			2,1
Other Expenses	(1,8)			(1,8)
Finance Income	55,0	4,2 [4]	28,2 [6]	22,5
Finance Expenses	(28,3)	(3,1) [4]	(20,5) [6]	(4,7)
Income from Reversals of Impairment Losses	0,5			0,5
Income Tax Benefit / (Expenses)	-			—
Share of Loss of Associates accounted for using the Equity Method	(2,5)			(2,5)
Consolidated Net Profit/(Loss)	**(44,3)**	**2,8**	**28,6**	**(75,7)**
EPS, Basic and Diluted	(1,30)			(2,22)
EPS, Basic	-			-
EPS, Diluted	-			-
Shares Used for EPS, Basic and Diluted	-			34.165.081
Shares Used for EPS, Basic	34.165.081			-
Shares Used for EPS, Diluted	36.967.187			-

Legend

1) Incyte's share of Monjuvi US sales, accounted for at MOR being the principal for this business
2) Incyte's share of cost of sales related to Monjuvi US sales, accounted for at MOR
3) Incyte's portion of Monjuvi US selling expenses, charged to/accounted for at MOR
4) Valuation effects from Incyte financial liability/asset (actual and planning cash flow adjustments, fx effects, interest expense)
5) Tremfya royalty paid to Royalty Pharma from Q2 2021 onward
6) Valuation effects from Royalty Pharma financial liability (actual and planning cash flow adjustments, interest expense)

We supplement the consolidated statement of profit or loss presented in our earnings release with additional information on certain income or expense effects. The consolidated statement of profit or loss as well as the additional information in the earnings call slide deck are prepared in accordance with International Financial Reporting Standards (IFRS). The additional information relates to the contracts with Incyte and Royalty Pharma, namely to the accounting for the US co-commercialization with Incyte and the financing provided by Royalty Pharma which resulted in financial liabilities for payments owed to Royalty Pharma in future periods. The related effects are presented in two separate columns for various lines item of the consolidated statement of profit or loss. We believe this more detailed information provides additional insights into the financial performance of MorphoSys Group. The information given is in addition to, not a substitute for, or superior to, the measures of financial performance prepared in accordance with IFRS.

© MorphoSys – Q1 2023 Results

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1Q 2022 Income Statement w/o Incyte 50/50 U.S. Profit Share and Transfers to Royalty Pharma

Euros in millions *differences due to rounding*	A IFRS Q1 2022	B Incyte Collaboration	C Royalty Pharma	A - B - C
Revenues	**41.5**	**8.3**	**18.4**	**14.7**
Monjuvi US product sales	16.6	8.3 1)		8.3
Royalties	19.0		18.4 5)	0.6
Other	5.8			5.8
Cost of Sales	**(7.9)**	**(1.3)**	**-**	**(6.6)**
Cost of Sales US Monjuvi product sales	(3.5)	(1.3) 2)		(2.2)
Other	(4.4)			(4.4)
Gross Profit	**33.6**	**7.0**	**18.4**	**8.1**
Gross Margin	*80.9%*			*55.4%*
Total Operating Expenses:	**(101.5)**	**(11.5)**	**-**	**(90.0)**
Research and Development	(65.0)			(65.0)
Selling	(21.9)	(11.5) 3)		(10.4)
General and Administrative	(14.6)			(14.6)
Impairment of Goodwill	-			-
Operating Profit/(Loss)	**(68.0)**	**(4.5)**	**18.4**	**(81.9)**
Operating Margin	*-164%*			*-557%*
Other Income	1.4			1.4
Other Expenses	(3.7)			(3.7)
Finance Income	10.6	6.8 4)	- 6)	3.8
Finance Expenses	(62.8)	(27.4) 4)	(31.1) 6)	(4.3)
Income from Reversals of Impairment Losses	(0.1)			(0.1)
Income Tax Benefit / (Expenses)	-			-
Consolidated Net Profit/(Loss)	**(122.7)**	**(25.1)**	**(12.7)**	**(84.9)**
EPS, Basic and Diluted	(3.59)			(2.49)
EPS, Basic	-			-
EPS, Diluted	-			-
Shares Used for EPS, Basic	34.15			34.15
Shares Used for EPS, Diluted				

Legend

1) Incyte's share of Monjuvi US sales, accounted for at MOR being the principal for this business
2) Incyte's share of cost of sales related to Monjuvi US sales, accounted for at MOR
3) Incyte's portion of Monjuvi US selling expenses, charged to/accounted for at MOR
4) Valuation effects from Incyte financial liability/asset (actual and planning cash flow adjustments, fx effects, interest expense)
5) Tremfya royalty paid to Royalty Pharma from Q2 2021 onward
6) Valuation effects from Royalty Pharma financial liability (actual and planning cash flow adjustments incl. fx effects, interest expense)

We supplement the consolidated statement of profit or loss presented in our earnings release with additional information on certain income or expense effects. The consolidated statement of profit or loss as well as the additional information in the earnings call slide deck are prepared in accordance with International Financial Reporting Standards (IFRS). The additional information relates to the contracts with Incyte and Royalty Pharma, namely to the accounting for the US co-commercialization with Incyte and the financing provided by Royalty Pharma which resulted in financial liabilities for payments owed to Royalty Pharma in future periods. The related effects are presented in two separate columns for various lines item of the consolidated statement of profit or loss. We believe this more detailed information provides additional insights into the financial performance of MorphoSys Group. The information given is in addition to, not a substitute for, or superior to, the measures of financial performance prepared in accordance with IFRS.

© MorphoSys – Q1 2023 Results

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4Q 2022 Income Statement w/o Incyte 50/50 U.S. Profit Share and Transfers to Royalty Pharma

Euros in millions *differences due to rounding*	A IFRS Q4 2022	B Incyte Collaboration	C Royalty Pharma	A - B - C
Revenues	**81,6**	**12,3**	**28,4**	**40,9**
Monjuvi US product sales	24,7	12,3 [1]		12,3
Royalties	29,1		28,4 [5]	0,7
Other	27,9			27,9
Cost of Sales	**(15,4)**	**(2,1)**	**–**	**(13,3)**
Cost of Sales US Monjuvi product sales	(10,3)	(2,1) [2]		(8,2)
Other	(5,1)			(5,1)
Gross Profit	**66,2**	**10,2**	**28,4**	**27,6**
Gross Margin	*81,1%*			*67,5%*
Total Operating Expenses:	**(134,6)**	**(9,4)**	**–**	**(125,2)**
Research and Development	(94,0)			(94,0)
Selling	(23,0)	(9,4) [3]		(13,6)
General and Administrative	(17,5)			(17,5)
Impairment of Goodwill	-			–
Operating Profit/(Loss)	**(68,4)**	**0,8**	**28,4**	**(97,6)**
Operating Margin	*-83,8%*			*-238,8%*
Other Income	(7,8)			(7,8)
Other Expenses	7,4			7,4
Finance Income	325,0	312,8 [4]	18,4 [6]	(6,2)
Finance Expenses	249,5	44,6 [4]	212,3 [6]	(7,3)
Income from Reversals of Impairment Losses	0,4			0,4
Income Tax Benefit / (Expenses)	(172,7)			(172,7)
Share of Loss of Associates accounted for using the Equity Method	(4,0)			(4,0)
Consolidated Net Profit/(Loss)	**329,5**	**358,2**	**259,1**	**(287,9)**
EPS, Basic and Diluted (in €)	-			(8,43)
EPS, Basic (in €)	9,64			-
EPS, Diluted (in €)	8,93			-
Shares Used for EPS, Basic and Diluted	-			34.165.081
Shares Used for EPS, Basic	34.165.081			-
Shares Used for EPS, Diluted	36.967.187			-

Legend

1) Incyte's share of Monjuvi US sales, accounted for at MOR being the principal for this business
2) Incyte's share of cost of sales related to Monjuvi US sales, accounted for at MOR
3) Incyte's portion of Monjuvi US selling expenses, charged to/accounted for at MOR
4) Valuation effects from Incyte financial liability/asset (actual and planning cash flow adjustments, fx effects, interest expense)
5) Tremfya royalty paid to Royalty Pharma from Q2 2021 onward
6) Valuation effects from Royalty Pharma financial liability (actual and planning cash flow adjustments, interest expense)

We supplement the consolidated statement of profit or loss presented in our earnings release with additional information on certain income or expense effects. The consolidated statement of profit or loss as well as the additional information in the earnings call slide deck are prepared in accordance with International Financial Reporting Standards (IFRS). The additional information relates to the contracts with Incyte and Royalty Pharma, namely to the accounting for the US co-commercialization with Incyte and the financing provided by Royalty Pharma which resulted in financial liabilities for payments owed to Royalty Pharma in future periods. The related effects are presented in two separate columns for various lines item of the consolidated statement of profit or loss. We believe this more detailed information provides additional insights into the financial performance of MorphoSys Group. The information given is in addition to, not a substitute for, or superior to, the measures of financial performance prepared in accordance with IFRS.

© MorphoSys – Q1 2023 Results

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